Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 2100, 79 Wellington St W. Toronto, ON, Canada M5K 1H1	BVL: SMT www.sierrametals.com

	Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q2 and H1 2018 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	12

5.	RESULTS OF OPERATIONS	17

6.	SUMMARIZED FINANCIAL RESULTS	28

7.	QUARTERLY FINANCIAL REVIEW	33

8.	LIQUIDITY AND CAPITAL RESOURCES	36

9.	safety, health and environment	37

10.	OTHER RISKS AND UNCERTAINTIES	37

11.	NON-IFRS PERFORMANCE MEASURES	39

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	44

13.	OFF BALANCE SHEET ARRANGEMENTS	46

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	46

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	47

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of August 10, 2018 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE MKT. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the recently announced Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q2 AND H1 2018 OPERATING AND FINANCIAL highlights

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Operating
Ore Processed / Tonnes Milled	602,087	454,805	1,159,797	984,500
Silver Ounces Produced (000's)	692	616	1,287	1,314
Copper Pounds Produced (000's)	8,621	5,315	16,710	12,605
Lead Pounds Produced (000's)	7,096	8,467	13,408	17,610
Zinc Pounds Produced (000's)	20,300	18,530	38,514	36,666
Gold Ounces Produced	1,814	1,312	3,765	3,089
Copper Equivalent Pounds Produced (000's)[1]	24,452	21,937	47,937	47,071
Zinc Equivalent Pounds Produced (000's)[1]	55,279	47,165	102,190	99,479
Silver Equivalent Ounces Produced (000's)[1]	4,663	3,287	9,071	7,034

Cash Cost per Tonne Processed	$44.62	$49.64	$45.60	$44.37
Cost of sales per AgEqOz	$6.68	$8.10	$6.91	$7.61
Cash Cost per AgEqOz[2]	$6.34	$7.83	$6.55	$7.23
AISC per AgEqOz[2]	$9.56	$13.43	$9.70	$11.87
Cost of sales per CuEqLb[2]	$1.27	$1.21	$1.31	$1.14
Cash Cost per CuEqLb[2]	$1.21	$1.17	$1.24	$1.08
AISC per CuEqLb[2]	$1.82	$2.01	$1.83	$1.77
Cost of sales per ZnEqLb[2]	$0.56	$0.56	$0.61	$0.54
Cash Cost per ZnEqLb[2]	$0.53	$0.55	$0.58	$0.51
AISC per ZnEqLb[2]	$0.81	$0.94	$0.86	$0.84

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.50	$0.48	$0.54	$0.45
AISC per ZnEqLb (Yauricocha)[2]	$0.72	$0.76	$0.77	$0.69
Cash Cost per CuEqLb (Bolivar)[2]	$1.14	$1.42	$1.21	$1.29
AISC per CuEqLb (Bolivar)[2]	$1.90	$2.60	$1.92	$2.24
Cash Cost per AgEqOz (Cusi)[2]	$12.78	$18.90	$14.96	$13.01
AISC per AgEqOz (Cusi)[2]	$19.98	$45.06	$23.25	$29.22
Financial
Revenues	$62,721	$48,571	$124,396	$103,089
Adjusted EBITDA[2]	$28,878	$17,620	$56,281	$42,981
Operating cash flows before movements in working capital	$29,525	$17,355	$56,873	$40,155
Adjusted net income attributable to shareholders[2]	$12,557	$4,258	$23,744	$15,248
Net income (loss) attributable to shareholders	$10,843	$(2,798)	$19,546	$(240)
Cash and cash equivalents	$21,804	$31,121	$21,804	$31,121
Working capital	$2,896	$5,163	$2,896	$5,163

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q2 2018 Operational Highlights and Growth Initiatives

During Q2 2018 the Company achieved record quarterly ore throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during the last five quarters. Consolidated production of Copper increased 62% to 8.6 million pounds, silver increased 12% to 0.7 million ounces, lead decreased 16% to 7.1 million pounds, zinc increased 11% to 20.3 million pounds and gold increased 38% to 1,814 ounces compared to Q2 2017.

4

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The Yauricocha mine achieved record quarterly ore throughput during Q2 2018. Metal production in Q2 increased due to higher ore throughput, higher copper and gold head grades, and higher copper, lead and gold recoveries. Record ore throughput at Bolivar, along with higher copper and silver head grades, and copper and gold recoveries, resulted in an increase in equivalent metal production compared to Q2 2017. At Cusi, the increase in ore throughput and higher silver recoveries resulted in higher silver equivalent production. The Company expects to continue to realize the benefits of the efforts at Cusi focusing on production from the Santa Rosa de Lima zone during the rest of 2018.

During Q2 2018, the Company released encouraging Preliminary Economic Assessments studies (“PEA’s”) for all three Mines, demonstrating positive economics and supporting potential future operational production increases. Development at all three Mines will continue, with an objective of expediting the resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha and Bolivar Mines, into the mine plans. Additionally, continued exploration programs at all three Mines are being executed in order to further increase the reserves and resources in order to achieve the Company’s future growth plans.

Management is very optimistic for the second half of 2018, and beyond, as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all our Mines. Ongoing aggressive brownfield exploration programs continue in order to build on the growth in reserves and resources, with the goal of adding to the value of our assets.

Q2 2018 Production Highlights

•	Silver production of 0.7 million ounces; a 12% increase from Q2 2017

•	Copper production of 8.6 million pounds; a 62% increase from Q2 2017

•	Zinc production of 20.3 million pounds; a 10% increase from Q2 2017

•	Gold production of 1,814 ounces; a 38% increase from Q2 2017

•	Total of 602,087 tonnes processed; a 32% increase from Q2 2017

•	Record quarterly ore throughput at both the Yauricocha Mine and Bolivar Mine

Q2 2018 Consolidated Financial Highlights

•	Revenue from metals payable of $62.7 million in Q2 2018 increased by 29% from $48.6 million in Q2 2017. Higher revenues are primarily attributable to the 19% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for copper, lead, and gold at Yauricocha; and the increase in the prices of copper (21%), lead (10%), zinc (15%), and gold (2%) in Q2 2018 compared to Q2 2017; the 41% increase in throughput, higher copper and silver head grades, copper and gold recoveries, and the higher copper price resulted in Bolivar’s revenues being 61% higher than Q2 2017; and the 95% increase in throughput, higher copper and silver head grades, and higher throughput and silver recoveries resulted in Cusi’s revenues being 102% higher than Q2 2017;

5

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.54 (Q2 2017 - $0.50), cash cost per zinc equivalent payable pound was $0.50 (Q2 2017 - $0.48), and AISC per zinc equivalent payable pound of $0.72 (Q2 2017 - $0.76). The decrease in the AISC per zinc equivalent payable pound for Q2 2018 compared to Q2 2017 was a result of lower sustaining capital expenditures, while zinc equivalent payable pounds and cash costs remained consistent; this was partially offset by slight increases in general and administrative costs;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.39 (Q2 2017 - $1.63), cash cost per copper equivalent payable pound was $1.14 (Q2 2017 - $1.42), and AISC per copper equivalent payable pound was $1.90 (Q2 2017 - $2.60) for Q2 2018 compared to Q2 2017. The decrease in the AISC per copper equivalent payable pound during Q2 2018 was due to the increase in copper equivalent payable pounds resulting from higher throughput, copper and silver head grades, and copper and gold recoveries; as well as a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q2 2017 in an effort to improve equipment availability and increase tonnage;

•	Cusi’s cost of sales per silver equivalent payable ounce was $8.03 (Q2 2017 - $13.48), cash cost per silver equivalent payable ounce was $12.78 (Q2 2017 - $18.90), and AISC per silver equivalent payable ounce was $19.98 (Q2 2017 - $45.06) for Q2 2018 compared to Q2 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, and higher silver recoveries;

•	Adjusted EBITDA(1) of $28.9 million for Q2 2018 increased 64% compared to $17.6 million in Q2 2017. The increase in adjusted EBITDA in Q2 2018 was primarily due to the $14.1 million increase in revenues discussed previously;

•	Net income (loss) attributable to shareholders for Q2 2018 was $10.8 million (Q2 2017: $(2.8) million) or $0.07 per share (basic and diluted) (Q2 2017: $(0.02));

•	Adjusted net income attributable to shareholders (1) of $12.6 million, or $0.08 per share, for Q2 2018 was higher than the adjusted net income of $4.3 million, or $0.03 per share for Q2 2017;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.8 million for Q2 2018 (Q2 2017: $9.7 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q2 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017;

6

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

•	Cash flow generated from operations before movements in working capital of $29.5 million for Q2 2018 increased 70% compared to $17.4 million in Q2 2017. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

•	Cash and cash equivalents of $21.8 million and working capital of $2.9 million as at June 30, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have decreased by $2.1 million during H1 2018 due to $27.0 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(24.0) million, repayment of loans, credit facilities and interest of $(8.3) million, dividends paid to non-controlling interest shareholders of $(1.6) million. Included in the $27.0 million of operating cash flows were negative changes in non-cash working capital items of $11.1 million due to the increase in trade receivables as at June 30, 2018.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	The Company provided an updated Mineral Reserve and Resource Estimate at the Bolivar Mine (press release dated July 5, 2018). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.;

•	The Company reported the results of a Preliminary Economic Assessment (“PEA”) for the Bolivar Mine (press release dated July 9, 2018) yielding a 550% return on investment and after-tax net present value (“NPV”) of US$214 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC;

•	The Company reported the results of a PEA for the Yauricocha Mine (press release dated June 27, 2018) yielding a 486% return on investment and after-tax NPV of US$393 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC;

•	The Company reported the results of a PEA for the Cusi Mine (press release dated June 18, 2018) yielding a 75% internal rate of return (“IRR”) and after-tax NPV of US$92 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC;

•	Mine development at Bolívar during Q2 2018 totaled 1,025 meters. Most of these meters (550m) were developed to prepare stopes for mine production. The remainder of the meters (475) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping; and

•	During Q2 2018, at the Cusi property, mine development totaled 1,652 meters, and 960 meters of infill drilling was carried out inside the Mine, and 9,455 meters drilled from surface.

7

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Exploration Highlights

Peru:

During Q2 2018, the Company drilled 45 holes totaling 8,366 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Contacto Oriental (Level 1070): 4 holes totaling 588 meters have intercepted positive results regarding the continuity of the orebody at depth;
•	Contacto Sur Medio Oeste (Level 1070 Central Mine Zone): 2 horizontal holes totaling 316 meters to explore possible mineralize orebodies;
•	Esperanza (Level 1070 Central Mine Zone): 2 holes totaling 1,507 meters with the objective of verifying the continuity of the orebody dimensions to the 1570 level;
•	Esperanza - Cuye (Level 1070 Central Mine Zone): 1 hole totaling 859 meters (246 meters during Q2 2018) with the objective of exploring the area between Cuye and Esperanza, an area which has provided evidence of a potential porphyry system;
•	Cuye (Level 1070 Central Mine Zone) – 2 long holes totaling 1,113 meters with the objective of exploring the continuation of the orebody at depth, which project the dimensions of the orebody to extend to the 1570 level;
•	Escondida Norte (870 Level Cachi Cachi) – 1 hole totaling 243 meters which intercepted mineralized oxide zones down to the 1120 level; we are continuing to drill this area;

Definition Drilling:

•	Antacaca (Level 1070): 4 holes totaling 210 meters to provide more certainty and definition of the orebody;
•	Esperanza (Level 970): 10 holes totaling 1,410 meters to define the continuity of mineralization of the orebody; which were executed from the 970 level;
•	Catas (Levels 1020 & 1070): 8 holes totaling 799 meters to further define the orebody;
•	Butz (1070 Level): 9 holes totaling 862 meters to further define the orebody, which intercepted polymetallic mineral;
•	Mascota (1170 Level): 2 holes totaling 459 meters in the polymetallic area of the orebody to further define it; these holes intercepted stretches of economic mineral;

•	During Q2 2018, surface exploration was continued in the southern end of the Central Mine Zone, mainly in the areas of the Chonta Fault (Yauricocha II), where diamond drilling will be carried out.

High Grade Drill Results Confirm New Mineralized Zone Between Esperanza and Cuye Zones

On June 5, 2018, the Company reported drill results demonstrating the potential to increase mineral resources between the Esperanza and Cuye Zones. Two holes executed from the 1070 level of the Yauricocha Mine between the Esperanza and Cuye zones intercepted polymetallic, sulphide mineralization containing silver, zinc, copper, and lead. These results demonstrate the potential for further mineralization within the reported area, and more importantly, indicate the continued existence of mineralization at depth. These results came as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine.

8

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The results reported demonstrate mineralized sulphide sectors containing silver, copper, lead and zinc as shown in table 1 below. Furthermore, the drilling indicates that the intersection of the orebody is 650 meters below the 1070 mine level, demonstrating yet another potential area to increase resources in the short term. The existence of disseminated copper mineralization in the intrusive rock formation opens a new exploration horizon previously unknown and a new interpretation of the sources of copper mineralization in the Yauricocha district.

Table 1

Hole No	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au g/t	Type
ESP 17-16-08	69.3	72.0	2.7	41	0.68	0.29	5.23	0.05	Poly
	110.5	112.8	2.3	5	0.02	0.05	3.05	0.04	Poly
	155.1	158.0	2.9	120	0.85	0.01	7.78	0.34	Poly
	158.0	168.1	10.1	17	0.09	0.05	0.45	0.24	Poly
ESP 17-18-01	770.3	773.5	3.2	113	1.18	0.70	1.51	0.16	Intrusive

Positive Drilling Results from high-grade Polymetallic structures including five meters of 36% zinc, 9% LEAD, 175 G/T Silver located

On June 7, 2018, the Company announced positive drilling results on high-grade structures at the Contacto Sur Medio zone located close to current operations and within the Central Mine at Yauricocha. Six holes have been executed from the 1070 level of the Yauricocha Mine in the Contacto Sur Medio zone. These holes have intercepted polymetallic sulphide mineralization, containing high-grade silver, zinc, and lead. These results demonstrate the potential for high-grade mineralization within the reported area and more importantly indicate the continued existence of extensive mineralization at depth.

The results reported from Contacto Sur Medio demonstrate high-grade, sulphide mineralized sectors containing primarily silver, lead and zinc as shown in table 1 below. The potential exists for further extensions to be defined within the Contacto Sur Medio zone, which remains open at depth.

9

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Table 1 – Selected Drill Hole Assay Results from Contacto Sur Medio Zone

Hole No.	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	ZnEq (%)
E-CSM 17-17-03	71.0	72.0	1.0	80	5.06	0.03	3.19	0.10	9.35
	74.0	75.2	1.2	21	1.42	0.03	2.53	0.03	4.27
	152.2	152.9	0.7	720	21.58	0.36	17.76	0.41	53.31
	152.9	156.0	3.1	303	15.29	0.04	23.62	0.04	43.13
	184.9	185.2	0.3	242	9.85	0.05	4.72	0.05	18.47
	197.0	200.0	3.0	383	16.30	0.12	26.71	0.34	36.35
	207.1	208.0	0.9	60	2.68	0.02	1.74	0.06	5.43
E-CSM 17-18-01	160.4	160.9	0.5	122	2.68	0.10	5.48	0.31	11.28
	179.4	180.2	0.8	40	1.98	0.03	1.42	0.03	4.05
	193.4	195.0	1.6	58	2.04	0.02	1.92	0.03	5.00
	198.5	200.6	2.1	430	22.10	0.09	23.69	0.08	51.82
E-CSM 17-18-02	64.1	65.1	1.0	27	0.32	0.19	8.07	1.42	11.65
	99.0	106.3	7.3	25	1.51	0.05	2.56	0.06	4.56
	150.3	156.2	5.9	224	3.97	0.48	11.36	0.49	21.56
	202.9	206.6	3.7	230	6.52	0.29	13.27	0.63	25.50
E-CSM 17-18-03	54.1	58.8	4.7	175	9.29	0.17	35.94	0.13	48.04
	223.2	224.0	0.8	229	8.49	0.05	10.77	0.08	23.17
E-CSM 17-18-04	60.6	64.0	3.4	16	0.41	0.04	2.30	0.09	3.23
	158.0	163.2	5.2	118	1.92	0.17	10.31	0.09	15.09
	212.9	215.6	2.7	161	10.41	0.06	5.62	0.15	18.13
	223.0	226.0	3.0	339	17.09	0.05	20.03	0.08	41.92

Mexico:

Bolivar

•	At Bolívar during Q2 2018, 7,403 meters were drilled from surface as well as diamond drilling within the mine. 2,026 meters were drilled within the mine in the El Gallo zone, and 5,377 meters of surface diamond drilling divided between Bolivar Northwest, Bolivar West and Cieneguita. This drilling was performed to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There are also greenfield exploration targets being explored to analyze geological anomalies and the continuity of the orebody Americanos to the west.

Confirmation of Northern Extension of the Bolivar Northwest Orebody Containing

On June 6, 2018, the Company announced results of an infill drilling program evaluating the continuity and characteristics of geophysical anomalies that were previously tested as part of a recent Titan 24 Geophysical Survey and deemed high value targets at the Bolivar Property. Drilling has identified and defined a new zone named Cieneguita which is an extension of the Bolivar Northwest structure and is situated in close proximity to the Bolivar Northwest zone with similar characteristics.

The Company has completed a successful infill drilling program on those previously tested areas, which resulted in a new structure being defined which demonstrates the continuity of the previously defined wide high-grade copper structures. The potential for further extensions to the North of the Cieneguita zone remain open and there is strong evidence of further high priority geological and geophysical anomalies.

10

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EqCu (%)
DB17B602	349.70	368.30	18.6	0.46	38	2.06	0.41	3.02
DB17B610	393.25	397.75	4.50	0.00	23	1.60	0.45	2.06
DB17B613	393.35	408.00	14.65	0.00	17	2.38	0.04	2.58
DB17B622	289.60	296.58	6.98	0.00	0	0.00	0.00	0.00
DB17B623	416.75	418.20	1.45	0.00	15	0.54	1.33	1.33
DB17B624	323.90	325.80	1.90	0.00	25	0.91	0.02	1.19
DB17B628	381.00	386.05	5.05	0.25	13	1.11	0.02	1.44
DB17B631	357.00	365.40	8.40	0.00	25	1.37	0.04	1.64
DB17B632	361.35	378.80	17.45	0.23	18	0.94	0.03	1.31
DB17B633	255.30	261.30	6.00	0.00	11	0.95	0.02	1.07
DB17B634	452.85	457.15	4.30	0.00	7	0.75	0.04	0.82
DB17B642	443.15	451.00	7.85	0.00	5	0.94	0.02	0.99

Cusi

•	During Q2 2018 the Company drilled 960 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 10,416 meters on surface.

Definition of 40-Metre Wide, High Grade Silver Stockwork Area Within Santa Rosa de Lima

On June 29, 2018, the Company announced that the development program at the Cusi Mine has confirmed a wide, high-grade silver stockwork zone located within the Santa Rosa de Lima (“SRL”) vein complex. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height. The increased potential resources defined will allow the Company to utilize the highly productive exploitation method of sublevel caving and help achieve its economic objectives at the Cusi Mine.

Based on these results, management believe there is further potential to expand the SRL area but also the potential to expand resources in other areas such as the San Rafael Vein and the San Nicolas Vein.

11

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

4.	OUTLOOK

The Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 and 2018 which resulted in significant increases to the reserves and resources at the Yauricocha, Bolivar, and Cusi Mines. During Q2 2018, the Company released encouraging PEA’s for all three mines, demonstrating positive economics, and supporting the immense potential for future operational production increases.

Development at all three mines will continue with the objective of expediting the resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha and Bolivar Mines into the mine plans. These PEA’s will be followed by Prefeasibility and Feasibility studies to provide further clarity and confidence to either progress with the potential future operational production increases, or whether to maintain operations at status quo. In addition to these initiatives, the Company will also focus on including reviews of plant optimization strategies, mine shaft and infrastructure improvements, and continuing to review processing plant efficiencies. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to continue the process of monetizing the reserve and resource increases as quickly as possible.

Yauricocha continues to perform with record tonnage ore throughput during Q2 2018. Final infrastructure for the Yauricocha tunnel should be completed early in Q3 2018, allowing for more capacity to handle larger volumes of waste and ore. The Yauricocha shaft is also being sunk to the 1270 level this year providing access to additional resources within the Mine. The Mine will see consistent levels of ore throughput in 2018 due to a refurbishment of the lower part of the Mascota Shaft starting in Q3 2018, which could potentially cause a slowdown in production rates during that time period. However, this has already been factored into our 2018 production guidance.

Completion of the Yauricocha tunnel will enable the mine to have a direct run to the mill, which will result in a faster turn-around in the cycle time of the trolley locomotives. In the long run, this will allow for more capacity to handle larger volumes of waste and ore. This tunnel also provides another ventilation inlet to the mine, which benefits the current ventilation system. The tunnel has been driven in a limestone host area of the mine which is in more favorable ground conditions as compared to the Klepetko tunnel.

The extremely positive economic results from the Yauricocha PEA support the vision to grow and expand the mine and plant through sustainable growth stages from its current 3,000 TPD, to 3,600 TPD in Q1 2019, and to 5,500 TPD in 2021. Engineering studies support the increased processing capacity at the Chumpe ore processing plant of up to 5,500 TPD. The expansion of our capacity is a natural step that follows the substantial mineral reserve and resource increases over the past two years. The potential plant expansion should add incremental value to the asset by accelerating production levels, and significantly increasing operating cash flows which can be used to continue the on-going aggressive exploration drilling campaign at the mine.

12

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The Company is pleased with the progress of the operational turnaround program implemented in Mexico during the second half of 2017 to modernize operations, improve production, and lower costs. At Bolivar during Q2 2018, the mine recorded record quarterly throughput, as well as EBITDA, revenue, and metal production increases compared to Q1 2018. Production should increase incrementally in the second half of the year and is expected to reach approximately 3,500 tonnes per day by the end of the year. Installation of an additional mill in the second half of this year will help grind size optionality and improve recoveries at the plant.

Metallurgical recoveries are expected to remain at current levels for 2018. Higher grade ore sources continue to be defined at the Bolivar West and Northwest zones through successful exploration programs. These new zones are expected to come into the mine plan in later 2019. In the near-term, the Company continues to focus on the El Gallo zone while optimizing equipment usage and improving productivity.

At Cusi, throughput continued to increase during Q2 2018, similar to the previous quarter, as the Mine realized a 73% increase in ore throughput when compared to Q1 2018. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. The Company was able to reach the existing mill's capacity of 650 tonnes per day at the end of second quarter. The addition of another ball mill should increase capacity to approximately 1,200 tonnes per day in early 2019. Additionally, the Company has recently defined a significant high-grade silver zone, which remains open to depth within the Santa Rosa de Lima structure which will help contribute increased, higher grade mill feed going forward.

Brownfield exploration remains a key component of the Company’s growth program. The Company has budgeted drilling campaigns of 70,000 meters to be performed during 2018. Promising drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. The successful drill results from the Cuye Zone demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha, provides the Company with additional opportunities to add to the previously increased reserves and resources at the mine.

Management is very optimistic for the second half of 2018, and beyond, as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all our Mines. Ongoing aggressive brownfield exploration programs at all mines are expected to provide further growth in reserves and resources adding to the value of our assets going forward.

13

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

2018 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates that 2018 silver equivalent production will range between 13.9 and 16.2 million ounces, copper equivalent production will range between 89.2 and 104.0 million pounds, and zinc equivalent production will range between 183.8 and 214.5 million pounds. The forecasted range is a result of increased throughput, production, and higher recoveries at Bolivar and Cusi. Yauricocha will see consistently strong levels of ore production during 2018, regardless of the refurbishment of the lower part of the Mascota Shaft starting in Q3 2018 which could potentially cause a slowdown in production rates during that time period. However, this has already been factored into our 2018 production guidance.

The following table sets out Sierra’s H1 2018 production compared to the fiscal 2018 guidance:

	H1 2018	2018 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	1,287	2,474	2,886
Copper pounds (000's)	16,710	32,700	38,100
Lead pounds (000's)	13,408	19,100	22,300
Zinc pounds (000's)	38,514	62,900	73,400
Gold ounces	3,765	6,700	7,800
Silver equivalent ounces (000's)(1)	9,071	13,900	16,210
Copper equivalent pounds (000's)(1)	47,937	89,184	104,005
Zinc equivalent pounds (000's)(1)	102,190	183,830	214,468

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

The Company is on track to meet its 2018 Production Guidance for all equivalent metal production.

14

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 21% higher for copper, 10% higher for lead, 15% higher for zinc, 2% higher for gold, and 5% lower for silver, during Q2 2018 compared to the average realized prices for Q2 2017. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the base metal prices. However, recent uncertainty has arose following the imposition of trade tariffs by the U.S. government on Chinese exports which has negatively impacted base metal prices.

LME Average Prices	Three months ended June 30,		Six months ended June 30,
(In US dollars)	2018	2017	2018	2017

Silver (oz)	$16.53	$17.26	$16.65	$17.34
Copper (lb)	$3.12	$2.57	$3.14	$2.61
Lead (lb)	$1.08	$0.98	$1.11	$1.00
Zinc (lb)	$1.41	$1.18	$1.48	$1.22
Gold (oz)	$1,307	$1,257	$1,319	$1,238

The price of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues. During the first quarter of 2018 there was a change in leadership at the U.S. Federal Reserve with Jerome Powell assuming the role of Chairman from Janet Yellen. Despite the change in leadership, the Federal Reserve continued its recent policy of gradual interest rate hikes at its March 2018 meeting, and market expectations are for further increases throughout 2018 should continue to influence sentiment and precious metals price performance. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs renewed interest in precious metals.

During Q2 2018, the price of silver was 5% lower, and gold 2% higher, compared to Q2 2017, with the price ranging from $16.00 to $17.25 per ounce for silver and $1,250 to $1,351 per ounce for gold. Sierra’s average realized silver price for Q2 2018 was $16.36 per ounce compared to $17.22 per ounce in Q2 2017. Sierra’s average realized gold price for Q2 2018 was $1,296 per ounce compared to $1,265 per ounce in Q2 2017.

15

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

London Metal Exchange (“LME”) copper prices in Q2 2018 averaged US$3.12 per pound, up 21% from Q2 2017. Copper prices reached a four-year high in June 2018, at US$3.29 per pound, as the market perceived an improving outlook on Chinese demand. Prices rose through most of the second quarter before being negatively affected by uncertainty over the impacts on Chinese and global demand for commodities following the imposition of trade tariffs by the U.S. government on Chinese exports. Sierra’s average realized copper price for Q2 2018 was $3.12 per pound compared to $2.58 per pound in Q2 2017.

During Q2 2018, zinc prices traded in a range of $1.28 to $1.47 per pound with an average price of $1.41 per pound compared with $1.18 per pound in Q2 2017. Zinc reached a 10-year high in February at just over US$1.64 per pound, and has been on a downward trend since. LME zinc prices have come under the same pressures as other commodities following the announcement of trade tariffs by the U.S. government against Chinese exports. Sierra’s realized zinc price for Q2 2018 was $1.38 per pound compared to $1.20 per pound in Q2 2017.

Global demand for refined zinc was stronger in the second quarter of 2018 with galvanized steel production up 2.1% over the previous quarter, according to CRU. In China, CRU estimates that galvanized steel production grew 5.5% in the second quarter over the prior quarter, which had been affected by environmental cuts to steel production. Galvanized steel prices in the U.S. have risen in the second quarter by 11% over the previous quarter and by 25% over the same time last year.

Lead prices traded in a range of $1.05 to $1.15 per pound in Q2 2018. Sierra’s realized lead price during Q2 2018 was $1.09 per pound compared to $0.99 per pound in Q2 2017.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at June 30, 2018 the US dollar/Peruvian Nuevo Sol exchange rate was 3.28 (December 31, 2017: 3.26) and the US dollar/Mexican Peso exchange rate was 19.92 (December 31, 2017: 19.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.7 million and $2.3 million in the Company’s net profit, respectively, assuming that our operational performance during 2018 was consistent with 2017.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

16

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2018		2017				2016
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore Processed/tonnes milled
Yauricocha	283,450	271,389	266,222	268,178	237,912	251,180	236,650	237,429
Bolivar	272,040	259,375	226,986	223,339	192,937	243,974	245,000	250,261
Cusi	46,597	26,946	16,280	13,234	23,956	34,541	36,055	48,863
Consolidated	602,087	557,710	509,488	504,751	454,805	529,695	517,705	536,553
Silver ounces produced (000's)
Yauricocha	392	366	330	376	448	499	550	545
Bolivar	110	120	84	76	73	94	98	95
Cusi	190	108	82	55	95	104	140	172
Consolidated	692	594	496	507	616	697	788	812
Copper pounds produced (000's)
Yauricocha	3,884	3,727	3,567	3,178	2,192	2,783	1,720	1,740
Bolivar	4,737	4,363	3,904	3,522	3,123	4,508	4,433	4,417
Cusi	-	-	-	-	-	-	-	-
Consolidated	8,621	8,090	7,471	6,700	5,315	7,290	6,152	6,156
Lead pounds produced (000's)
Yauricocha	6,809	6,069	5,431	6,112	8,010	8,382	9,295	10,651
Bolivar	-	-	-	-	-	-	-	-
Cusi	287	243	305	246	457	761	695	999
Consolidated	7,096	6,312	5,736	6,358	8,467	9,143	9,990	11,650
Zinc pounds produced (000's)
Yauricocha	20,300	18,144	19,393	19,717	18,268	17,774	16,776	14,041
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	70	152	160	262	363	263	394
Consolidated	20,300	18,214	19,545	19,877	18,530	18,137	17,039	14,435
Gold ounces produced
Yauricocha	807	835	723	827	566	779	908	1,457
Bolivar	911	1,048	791	629	620	840	801	583
Cusi	96	69	77	61	126	159	158	265
Consolidated	1,814	1,952	1,591	1,517	1,312	1,778	1,867	2,305

	2018		2017				2016
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,361	3,236	3,084	2,973	2,551	2,735	2,541	2,062
Bolivar	1,085	1,021	873	736	586	825	783	634
Cusi	217	136	121	88	149	186	209	255
Consolidated	4,663	4,393	4,078	3,797	3,286	3,746	3,533	2,951
Copper equivalent pounds produced (000's)[1]
Yauricocha	17,624	17,266	16,527	17,107	17,029	18,346	17,956	18,304
Bolivar	5,691	5,450	4,677	4,235	3,914	5,533	5,536	5,627
Cusi	1,137	728	652	509	995	1,247	1,477	2,267
Consolidated	24,452	23,444	21,856	21,851	21,938	25,126	24,969	26,198
Cash cost per tonne processed
Yauricocha	$60.51	$63.04	$64.90	$62.33	$64.63	$57.81	$56.15	$56.17
Bolivar	$24.31	$25.68	$28.84	$25.69	$26.35	$19.51	$21.88	$22.99
Cusi	$66.56	$83.57	$119.06	$134.77	$88.41	$52.71	$57.83	$47.21
Consolidated	$44.62	$46.66	$50.57	$48.01	$49.64	$39.84	$40.06	$39.87

17

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

	Three Months Ended			Six Months Ended
Consolidated Production	June 30, 2018	June 30, 2017	% Var	June 30, 2018	June 30, 2017	% Var
Tonnes processed	602,087	454,805	32%	1,159,797	984,500	18%
Daily throughput	6,881	5,198	32%	6,627	5,626	18%

Silver ounces (000's)	692	616	12%	1,287	1,314	-2%
Copper pounds (000's)	8,621	5,315	62%	16,710	12,605	33%
Lead pounds (000's)	7,096	8,467	-16%	13,408	17,610	-24%
Zinc pounds (000's)	20,300	18,530	10%	38,514	36,666	5%
Gold ounces	1,814	1,312	38%	3,765	3,089	22%
Silver equivalent ounces (000's) (1)	4,663	3,287	42%	9,071	7,034	29%
Copper equivalent pounds (000's) (1)	24,452	21,937	11%	47,937	47,071	3%
Zinc equivalent pounds (000's) (1)	55,279	47,165	17%	102,190	99,479	4%
Metals payable in concentrates
Silver ounces (000's)	609	538	13%	1,129	1,176	-4%
Copper pounds (000's)	7,909	5,557	42%	15,205	12,704	20%
Lead pounds (000's)	7,079	8,685	-18%	13,497	17,021	-21%
Zinc pounds (000's)	16,076	16,287	-1%	32,551	31,283	4%
Gold ounces	1,258	597	111%	2,528	1,627	55%
Silver equivalent ounces (000's) (1)	4,045	3,049	33%	8,009	6,389	25%
Copper equivalent pounds (000's) (1)	21,209	20,349	4%	42,354	42,754	-2%
Zinc equivalent pounds (000's) (1)	47,950	43,749	10%	90,511	90,324	-1%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

18

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Preliminary Economic Assessment (“PEA”)

On June 27, 2018, the Company reported the results of the PEA for the Yauricocha Mine, which included the following highlights (see Company’s website for the Press Release):

PEA Highlights Base case of US$1,323/oz Gold, US$18.68/oz Silver, US$0.98/lb Lead, US$1.19/lb Zinc, US$3.15/lb Copper.	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	393
Return On Investment (ROI)	ROI%	486
Mill Feed	Tonnes (Millions)	13.5
Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	years	9
Total Capital Costs	US$ M	238
Net After – Tax Cashflow	US$ M	532
Total Operating Unit Cost	US$/t	43.86
LOM Gold Production (Payable)	oz	17,621
LOM Silver Production (Payable)	oz	11,408,281
LOM Lead Production (Payable)	t	87,881
LOM Zinc Production (Payable)	t	281,746
LOM Copper Production (Payable)	t	102,821

The PEA calculates a Base Case after – tax NPV of US$393 million with an after – tax Return on Investment (ROI) of 486 using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$238 million. The payback period for the LoM capital is estimated at 4.1 years. Operating costs of the LoM total US$593 million, equating to an operating cost of US$43.86 per tonne milled.

19

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and six months ended June 30, 2018 has been provided below:

	3 Months Ended			6 Months Ended
Yauricocha Production	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.
Tonnes processed (mt)	283,450	237,912	19%	554,839	489,092	13%
Daily throughput	3,239	2,719	19%	3,171	2,795	13%

Silver grade (g/t)	59.19	76.08	-22%	59.35	78.80	-25%
Copper grade	0.95%	0.69%	38%	0.92%	0.75%	22%
Lead grade	1.28%	1.81%	-29%	1.27%	1.79%	-29%
Zinc grade	3.66%	3.88%	-6%	3.56%	3.74%	-5%
Gold Grade (g/t)	0.54	0.49	11%	0.57	0.52	9%

Silver recovery	72.71%	76.97%	-6%	72.71%	76.43%	-5%
Copper recovery	65.37%	60.65%	8%	65.37%	61.39%	6%
Lead recovery	84.82%	84.32%	1%	84.82%	85.15%	0%
Zinc recovery	88.73%	89.84%	-1%	88.73%	89.48%	-1%
Gold Recovery	16.48%	15.21%	8%	16.48%	16.33%	1%

Silver ounces (000's)	392	448	-12%	758	947	-20%
Copper pounds (000's)	3,884	2,192	77%	7,611	4,975	53%
Lead pounds (000's)	6,809	8,010	-15%	12,878	16,392	-21%
Zinc pounds (000's)	20,300	18,268	11%	38,443	36,041	7%
Gold ounces	807	566	43%	1,642	1,344	22%

Zinc equivalent pounds (000's)(1)	39,841	36,612	9%	74,468	74,777	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

The Yauricocha Mine processed a quarterly record of 283,450 tonnes during Q2 2018, representing a 19% increase from Q2 2017. Zinc equivalent metal production in Q2 2018 increased by 9% due to higher ore throughput, higher copper and gold head grades, and higher copper, lead and gold recoveries. Copper production was 77% higher, zinc production was 11% higher, and gold production was 43% higher than Q2 2017, while silver production was 12% lower, and lead production was 15% lower than Q2 2017.

The Company continues to see positive improvements from the restructuring at Yauricocha, with increased ore throughput, and higher zinc and copper production due to the inclusion of more Cuerpos Chicos, which has higher zinc head grades, and Esperanza ore which is a copper-rich ore zone.

The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 which resulted in significant increases to the reserves and resources at Yauricocha. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to monetize the reserve and resource increases as quickly as possible.

20

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The additional ball mill purchased during Q4 2017, which is being installed at the Piedras Verdes Plant, will provide flexibility for the Company’s milling operations. Bolivar’s production reached 3,000 tonnes per day in H1 2018, and should reach 3,500 tpd during Q3 or Q4 2018. Metallurgical recoveries are expected to remain at current levels for 2018.

At Bolívar during Q2 2018, 7,403 meters were drilled from surface as well as diamond drilling within the mine. 2,026 meters were drilled within the mine in the El Gallo zone, and 5,377 meters of surface diamond drilling divided between Bolivar Northwest, Bolivar West and Cieneguita. This drilling was performed to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There is also greenfield exploration targets being explored to analyze geological anomalies and the continuity of the orebody Americanos to the west.

Bolivar Reserve and Resource Update

On May 22, 2018, the Company provided an update to its Mineral Reserve and Resource Estimate for the Bolivar Mine.

Mineral Reserve and Resource Estimate

Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

•	Enrique Rubio, Ph.D. of REDCO Mining Consultants (Chile); Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.
•	Shannon L. Rhéaume, P.Eng. of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.

Mineral Resource Estimations have been conducted by David Keller, P.Geo. of SRK Consulting Canada and reviewed by Giovanny Ortiz, FAusIMM CP an associate of SRK Consulting (U.S.) Inc. and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The estimations were carried out using Datamine Studio RM™ and Leapfrog Geo™ software.

The consolidated mineral reserve statement for the Bolivar Mine area is presented in Table 1. The effective date for the reserves estimated herein is October 31, 2017. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

21

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Table 1: Consolidated Bolivar Mineral Reserve Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Proven Probable	7,925	18.9	0.25	0.86	4,823	63	67,925
P+P	7,925	18.9	0.25	0.86	4,823	63	67,925
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(3)	The mining costs are based on historical actual costs.
(4)	The NSR cut-off values are variable by proposed mining method.
•	The economic NSR cut-off value is:
o	US$30.80 = Room and Pillar; and
o	US$33.10 = Longhole Stoping.
•	The marginal NSR cut-off value is:
o	US$26.50 = Room and Pillar; and
o	US$28.70 = Longhole Stoping.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

The October 31, 2017, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 2. These resources have been stated in unmined areas of the deposits. Potential resources within surveyed pillar shapes in the existing mined out areas are not reported. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 2: Consolidated Bolivar Mineral Resource Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)

Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774
(6)	(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.
(7)	(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).
(8)	(3) The metal value cut-off grade for the Bolivar Mine is US$29 No mineral resources are not reported for remaining pillars.
(9)	* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.
(10)	** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Bolivar Preliminary Economic Assessment (“PEA”)

On July 9, 2018, the Company reported the results of the PEA for the Bolivar Mine, which included the following highlights (see Company’s website for the Press Release):

PEA Highlights Base case of $1,291/oz Gold, $18.25/oz Silver, $3.00/lb. Copper	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	214
Return on Investment	ROI (%)	550
Mill Feed	Tonnes (Mt)	16.9
Peak Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	Years	11
Total Life of Mine (LoM) Capital Costs	US$ M	96
Net After – Tax Cashflow	US$ M	303
Total Operating Unit Costs	US$/t	21.18
LOM Gold Production (Payable)	oz	86,472
LOM Silver Production (Payable)	oz	7,013,157
LOM Copper Production (Payable)	t	114,537

The PEA calculates a Base Case after-tax NPV of US$214 million, with an after – tax Return on Investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$96.0 million. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$359 million, equating to an operating cost of US$21.18 per tonne milled.

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and six months ended June 30, 2018 has been provided below:

	3 Months Ended			6 Months Ended
Bolivar Production	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.

Tonnes processed (mt)	272,040	192,937	41%	531,415	436,911	22%
Daily throughput	3,109	2,205	41%	3,037	2,497	22%

Copper grade	0.97%	0.97%	1%	0.96%	1.00%	-4%
Silver grade (g/t)	16.61	15.65	6%	17.21	15.42	12%
Gold grade (g/t)	0.15	0.17	-15%	0.16	0.19	-15%
Copper recovery	81.33%	76.04%	7%	81.01%	79.17%	2%
Silver recovery	75.53%	75.22%	0%	78.25%	77.28%	1%
Gold recovery	71.81%	58.32%	23%	71.34%	54.81%	30%

Copper pounds (000's)	4,737	3,123	52%	9,099	7,630	19%
Silver ounces (000's)	110	73	50%	230	167	37%
Gold ounces	911	620	47%	1,959	1,460	34%

Copper equivalent pounds (000's)(1)	5,691	3,914	45%	11,138	9,449	18%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

The Bolivar Mine processed a record 272,040 tonnes in Q2 2018, representing a 41% increase over Q2 2017. The higher ore throughput, copper and silver head grades, and copper and gold recoveries resulted in a 45% increase in copper equivalent production in Q2 2018 compared to Q2 2017. In Q2 2018, copper production increased by 52% to 4,737,000 pounds, silver production increased 50% to 110,000 ounces, and gold production increased 47% to 911 ounces compared to Q2 2017. The Company has been successful at increasing tonnage at Bolivar through the commissioning of new equipment, increased development to access more minable stopes, and plant improvements that have increased recoveries.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that ore throughput can be increased to 3,500 tonnes per day during Q3 or Q4 2018.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q2 2018 the Company drilled 960 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 9,455 meters on surface. 1,652 meters of development was performed related to the extension of the main ramp to the Santa Rosa de Lima zone as we continue to prepare stopes for mining.

Cusi Preliminary Economic Assessment (“PEA”)

On June 18, 2018, the Company reported the results of the PEA for the Cusi Mine, which included the following highlights (see Company’s website for the Press Release):

PEA Highlights Base case of $1,283/oz Gold, $18.30/oz Silver, $0.93/lb. Lead, $1.15/lb. Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	92.2
Internal Rate of Return	IRR	75%
Mill Feed	Tonnes (Mt)	6.27
Peak Mining Production Rate	t/year	972,000
LOM Project Operating Period	Years	9
Total Life of Mine (LoM) Capital Costs	US$ M	104.5
Net After – Tax Cashflow	US$ M	150.6
Total Operating Unit Costs	US$/t	41.36
LOM Gold Production (Payable)	Oz	19,706
LOM Silver Production (Payable)	MOz	30
LOM Lead Production (Payable)	t	28,256
LOM Zinc Production (Payable)	t	19,160

The PEA calculates a Base Case after-tax NPV of US$92.2 million, with an after-tax IRR of 75% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$104.5 million. The payback period for the Life of Mine (LoM) capital is estimated at 4.6 years. Operating costs of the life of mine total US$259.3 million, equating to an operating cost of US$41.36 per tonne milled.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and six months ended June 30, 2018 has been provided below:

	3 Months Ended			6 Months Ended
Cusi Production	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.

Tonnes processed (mt)	46,597	23,956	95%	73,543	58,497	26%
Daily throughput	533	274	95%	420	334	26%

Silver grade (g/t)	155.60	188.95	-18%	151.16	163.66	-8%
Gold grade (g/t)	0.16	0.27	-41%	0.17	0.26	-35%
Lead grade	0.36%	1.11%	-67%	0.41%	1.19%	-66%
Zinc grade	0.33%	1.08%	-69%	0.40%	1.19%	-67%
Silver recovery	81.66%	65.42%	25%	83.41%	64.76%	29%
Gold recovery	39.80%	60.72%	-34%	41.91%	59.10%	-29%
Lead recovery	77.22%	78.02%	-1%	80.27%	79.38%	1%
Zinc recovery	0.00%	45.80%	-100%	10.99%	40.86%	-73%

Silver ounces (000's)	190	95	100%	298	199	50%
Gold ounces	96	126	-24%	165	285	-42%
Lead pounds (000's)	287	457	-37%	530	1,218	-57%
Zinc pounds (000's)	0	262	-100%	71	625	-89%

Silver equivalent ounces (000's)(1)	217	149	46%	353	335	6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Total ore processed increased by 95% in Q2 to 46,597 tonnes when compared to Q2 2017 and increased 73% when compared to Q1 2018. Silver equivalent production increased 46% compared to Q2 2017.

Silver production of 190,000 ounces increased 100% in Q2 2017, as the metallurgical work performed during 2017 increased silver recoveries by 25%, and ore throughput was 100% higher than Q2 2017 as the Company has successfully transitioned to mining the recently developed Santa Rosa de Lima zone. This zone was being developed for the majority of 2017 as ramps were being prepared to access the minable stopes within the deposit.

The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company has successfully increased tonnage from the Santa Rosa de Lima zone to approximately 50% of the current mill feed, as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64	-	-	5.78	3	44	34	105	38		-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49	-	-	5.72	11	192	117	372	112		-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52	-	-	5.73	14	235	151	477	150		-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
	Proven & Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
Total	Proven & Probable	16,842	34	1.04	0.41	1.29	0.39				19	386	151	477	213

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
	Measured & Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	269	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267	-	-	29	-	59	61	28	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267	-	-	32	-	64	66	30	39	-	-
Total	Measured & Indicated	31,030	68	1.09	0.49	1.29	0.43				68	748	333	880	432

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		8,012	22	0.96	-	-	0.42	-	1.35	-	6	170	-	-	108	-	238	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	16,277	44	0.96	0.24	0.96	0.45				23	344	87	345	234

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).
2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.25/oz Ag, US3.00/lb Cu and US$1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)

Net income (loss) attributable to shareholders for H1 2018 was $19.5 million (H1 2017: $(0.2) million) or $0.12 per share (basic and diluted) (H1 2017: $0.00). The main differences from these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $91.4 million for H1 2018 increased by 20% compared to $76.4 million of revenues in H1 2017. The increase in revenues during H1 2018 was due to a 13% increase in tonnes processed, higher head grades for copper and gold, and higher recoveries for copper. Increases in the prices of copper (20%), zinc (10%), lead (19%), and gold (5%) also contributed to the revenue improvement. The Company continued to achieve exceptional production during Q2 2018 as the operational improvement program, and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, continues to increase revenues.

Revenue from metals payable in Mexico were $33.0 million for H1 2018 compared to $26.7 million for the same period in 2017. Revenue in Mexico increased as a result of the 20% increase in the copper price, the 22% increase in throughput, higher silver head grades, higher recoveries for all metals, at Bolivar. The 26% increase in throughput, higher metal prices, and higher silver and lead recoveries resulted in higher revenues at Cusi during the period.

Revenue from metals payable at the Bolivar Mine were $28.5 million for H1 2018 compared to $22.9 million for the same period in 2017. The increase in revenue from the Bolivar Mine in H1 2018 was due to the 20% increase in the price of copper realized, the 22% increase in throughput, and higher recoveries of all metals realized due to plant enhancements completed at Bolivar which included the installation of a new vibrating screen, filters, and cyclones.

Revenue from metals payable at the Cusi Mine for H1 2018 were $4.5 million compared to $3.8 million for the same period in 2017. The increase in revenues was the result of a 26% increase in throughput, higher metal prices, and higher silver and lead recoveries. The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company has successfully increased tonnage from the Santa Rosa de Lima zone to approximately 50% of the current mill feed, as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the three and six months ended June 30, 2018, and each of the last six quarters:

Realized Metal Prices	2018			2017
(In US dollars)	Q2	Q1	H1	Q4	Q3	Q2	Q1	H1

Silver (oz)	$16.36	$16.75	$16.56	$16.77	$16.86	$17.22	$17.71	$17.47
Copper (lb)	$3.12	$3.14	$3.13	$3.13	$2.93	$2.58	$2.64	$2.61
Lead (lb)	$1.09	$1.15	$1.12	$1.11	$1.08	$0.99	$1.04	$1.02
Zinc (lb)	$1.38	$1.56	$1.47	$1.45	$1.36	$1.20	$1.27	$1.24
Gold (oz)	$1,296	$1,334	$1,315	$1,282	$1,280	$1,265	$1,231	$1,248

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.58 (H1 2017 - $0.49), cash cost per zinc equivalent payable pound was $0.54 (H1 2017 - $0.45), and AISC per zinc equivalent payable pound of $0.77 (H1 2017 - $0.69). The increase in AISC during H1 2018 compared to H1 2017 were a result of fewer zinc equivalent pounds sold, despite higher throughput due to lower head grades; as well as slight increases to administrative costs and operating costs which included infill drilling and drift development costs that will be utilized within one year, and thus are included in opex.

Bolivar’s cost of sales per copper equivalent payable pound was $1.42 (H1 2017 - $1.42), cash cost per copper equivalent payable pound was $1.21 (H1 2017 - $1.29), and AISC per copper equivalent payable pound was $1.92 (H1 2017 - $2.24) for H1 2018 compared to H1 2017. The decrease in the AISC per copper equivalent payable pound during H1 2018 was due to a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the H1 2017 in an effort to improve equipment availability, and increase tonnage.

Cusi’s cost of sales per silver equivalent payable ounce was $8.86 (H1 2017 - $9.76), cash cost per silver equivalent payable ounce was $14.96 (H1 2017 - $13.01), and AISC per silver equivalent payable ounce was $23.25 (H1 2017 - $29.22) for H1 2018 compared to H1 2017. AISC per silver equivalent payable ounce decreased due to the increased throughput and silver equivalent payable ounces; as well as lower sustaining capital expenditures related to equipment purchases during H1 2017.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for H1 2018 of $15.5 million compared to $33.2 million for the same period in 2017.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $5.4 million for H1 2018 (H1 2017: $18.8 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in H1 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $9.5 million for H1 2018 compared to $8.0 million for the same period in 2017. The increase in general and administrative costs in H1 2018 was due to additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities. These additional payroll costs were added during the second half of 2017, and thus, were not included in the costs for H1 2017.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $56.3 million during H1 2018 (H1 2017: $43.0 million) which was comprised of $47.6 million (H1 2017: $39.3 million) from the Peruvian operations and $11.0 million (H1 2017: $5.3 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $15.0 million for H1 2018 compared to $12.2 million for the same period in 2017. The increase was the result of the higher taxable income generated in Peru during H1 2018 compared to H1 2017.

During H1 2018, the Company recorded a deferred tax recovery of $0.3 million compared to $8.8 million in the same period in 2017. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $23.7 million for H1 2018 compared to an adjusted net income of $15.2 million for the same period in 2017. The increase resulted from the increase in revenues at the Yauricocha and Bolivar Mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income

Other comprehensive income (“OCI”) for H1 2018 was $23.1 million compared to OCI of $1.4 million for the same period in 2017. OCI includes a foreign currency loss of $0.9 million for H1 2018 (H1 2017: $0.1 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2018	$	$		$	$

Revenue (1)	91,353	28,530	4,513	-	124,396

Production cost of sales	(37,891)	(14,047)	(3,413)	-	(55,351)
Depletion of mineral property	(6,389)	(1,739)	(381)	-	(8,509)
Depreciation and amortization of property, plant and equipment	(2,287)	(3,815)	(837)	-	(6,939)
Cost of sales	(46,567)	(19,601)	(4,631)	-	(70,799)

Gross profit (loss) from mining operations	44,786	8,929	(118)	-	53,597

Net income (loss) from operations	23,308	4,367	(1,066)	(2,550)	24,059

Adjusted EBITDA	47,577	10,541	407	(2,244)	56,281

(1) Includes provisional pricing adjustments of: $1,390 for Yauricocha, $(120) for Bolivar, and $(21) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2018	$	$		$	$

Revenue (1)	44,790	14,674	3,257	-	62,721

Production cost of sales	(18,070)	(7,055)	(1,878)	-	(27,003)
Depletion of mineral property	(3,787)	(803)	(174)	-	(4,764)
Depreciation and amortization of property, plant and equipment	(765)	(1,980)	(434)	-	(3,179)
Cost of sales	(22,622)	(9,838)	(2,486)	-	(34,946)

Gross profit (loss) from mining operations	22,168	4,836	771	-	27,775

Net income (loss) from operations	10,718	3,141	435	(1,368)	12,926

Adjusted EBITDA	23,439	5,687	1,009	(1,257)	28,878

(1) Includes provisional pricing adjustments of: $772 for Yauricocha, $(27) for Bolivar, and $2 for Cusi.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2017	$	$		$	$

Revenue	76,360	22,913	3,816	-	103,089

Production cost of sales	(31,651)	(13,690)	(3,005)	-	(48,346)
Depletion of mineral property	(20,061)	(1,733)	(381)	-	(22,175)
Depreciation and amortization of property, plant and equipment	(6,054)	(4,084)	(826)	-	(10,964)
Cost of sales	(57,766)	(19,507)	(4,212)	-	(81,485)

Gross profit (loss) from mining operations	18,594	3,406	(396)	-	21,604

Net income (loss) from operations	7,958	(2,438)	(1,926)	(2,163)	1,431

Adjusted EBITDA	39,280	5,290	(11)	(1,578)	42,981

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2017	$	$		$	$

Revenue	37,859	9,102	1,610	-	48,571

Production cost of sales	(16,523)	(6,690)	(1,469)	-	(24,682)
Depletion of mineral property	(10,430)	(731)	(161)	-	(11,322)
Depreciation and amortization of property, plant and equipment	(3,061)	(1,882)	(343)	-	(5,286)
Cost of sales	(30,014)	(9,303)	(1,973)	-	(41,290)

Gross profit from mining operations	7,845	(201)	(363)	-	7,281

Net income (loss) from operations	2,756	(2,386)	(950)	(1,603)	(2,183)

Adjusted EBITDA	18,880	351	(274)	(1,337)	17,620

Cash Flows

Cash flow from operating activities before movements in working capital of $56.9 million for H1 2018 increased from $40.2 million in the same period of 2017. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(24.0) million (H1 2017: $(19.6) million) used in investing activities for H1 2018 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $24.0 million during the six months ended June 30, 2018 is presented below:

H1 2018 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Mascota Shaft Refurbishing	$0.70	$-	$-	$0.70
Concentrator Plant Improvements	$0.90	$-	$-	$0.90
Investment in Equipment	$2.80	$1.40	$1.50	$5.70
Exploration Drilling	$0.80	$1.10	$1.50	$3.40
Mine Development	$3.00	$1.50	$0.70	$5.20
Plant Improvements (production increases)	$0.60	$1.60	$1.00	$3.20
Ventilation	$0.60	$-	$-	$0.60
Yauricocha Tunnel	$1.80	$-	$-	$1.80
Yauricocha Shaft	$1.70	$-	$-	$1.70
Tailings Dam	$-	$0.20	$0.40	$0.60
Mining Concession Fees	$-	$0.20	$-	$0.20
	$12.90	$6.00	$5.10	$24.00

Net cash flow of $(4.9) million (H1 2017: $(17.4) million) from (used in) financing activities for H1 2018 consists of $(7.0) million (H1 2017: $(17.8) million) in repayments of loans and credit facilities, $(1.4) million (H1 2017: $(1.6) million) in interest paid on loans and credit facilities, and $(1.6) million (H1 2017: $(1.7) million) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $5.0 million during H1 2018 (H1 2017: $3.8 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2018		2017				2016
(In thousands of United States dollars, except per share amounts)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenues	62,721	61,675	51,170	50,859	48,571	54,518	41,825	40,757
Adjusted EBITDA	28,878	27,403	19,208	18,845	17,620	25,361	15,985	16,264
Adjusted net income attributable to shareholders	12,557	11,187	3,241	4,993	4,258	10,990	3,516	5,003
Net income (loss) attributable to shareholders	10,843	8,703	2,118	(6,523)	(2,798)	2,558	(5,076)	1,367

Basic and diluted earnings (loss) per share ($)	0.07	0.05	0.01	(0.04)	(0.02)	0.02	(0.04)	0.01

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)

Net income (loss) attributable to shareholders for Q2 2018 was $10.8 million, or $0.07 per share (basic and diluted), compared to net loss of $(2.8) million, or $(0.02) per share (basic and diluted) for the same period in 2017. The major differences between these periods are explained below.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $44.8 million for Q2 2018 compared to $37.9 million for the same period in 2017. Higher revenues are primarily attributable to the 19% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for copper, lead, and gold; and the increase in the prices of copper (21%), lead (10%), zinc (15%), and gold (2%) in Q2 2018 compared to Q2 2017.

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable in Mexico were $17.9 million for Q2 2018, compared to $10.7 million for the same period in 2017. Revenues in Mexico increased as a result the 41% increase in throughput, higher copper and silver head grades, copper and gold recoveries, and the higher copper price at Bolivar; and the 95% increase in throughput, and higher silver recoveries at Cusi.

Revenues generated at the Bolivar Mine for Q2 2018 were $14.7 million, compared to $9.1 million for the same period in 2017. Record ore throughput at Bolivar, and higher copper prices, along with higher copper and silver head grades, and copper and gold recoveries, resulted in an increase in equivalent metal production and revenues compared to Q2 2017.

Revenues generated at the Cusi Mine for Q2 2018 were $3.3 million compared to $1.6 million for Q2 2017. The increased revenue resulted as tonnage continued to improve in the second quarter, and the Mine realized a 73% increase in ore throughput when compared to Q1 2018. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. Production has been increasing in the second quarter, and the Company reached the existing mill’s capacity of 650 tonnes per day at the end of second quarter. The addition of another ball mill will see the capacity increase to approximately 1,200 tonnes per day in early 2019. Additionally, the company has recently defined a significant high-grade silver zone, which remains open to depth within the Santa Rosa de Lima structure which will help contribute increased, higher grade mill feed going forward.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.54 (Q2 2017 - $0.50), cash cost per zinc equivalent payable pound was $0.50 (Q2 2017 - $0.48), and AISC per zinc equivalent payable pound of $0.72 (Q2 2017 - $0.76). The decrease in the AISC per zinc equivalent payable pound for Q2 2018 compared to Q2 2017 was a result of lower sustaining capital expenditures, while zinc equivalent payable pounds and cash costs remained consistent; this was partially offset by slight increases in general and administrative costs.

Bolivar’s cost of sales per copper equivalent payable pound was $1.39 (Q2 2017 - $1.63), cash cost per copper equivalent payable pound was $1.14 (Q2 2017 - $1.42), and AISC per copper equivalent payable pound was $1.90 (Q2 2017 - $2.60) for Q2 2018 compared to Q2 2017. The decrease in the AISC per copper equivalent payable pound during Q2 2018 was due to the increase in copper equivalent payable pounds resulting from higher throughput, copper and silver head grades, and copper and gold recoveries; as well as a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q2 2017 in an effort to improve equipment availability and increase tonnage.

Cusi’s cost of sales per silver equivalent payable ounce was $8.03 (Q2 2017 - $13.48), cash cost per silver equivalent payable ounce was $12.78 (Q2 2017 - $18.90), and AISC per silver equivalent payable ounce was $19.98 (Q2 2017 - $45.06) for Q2 2018 compared to Q2 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, and higher silver recoveries.

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q2 2018 of $7.9 million compared to $16.5 million for the same period in 2017.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.8 million for Q2 2018 compared to $9.7 million for the same period in 2017. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q2 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.3 million for Q2 2018 compared to $4.4 million for Q2 2017. General and administrative costs in Q2 2017 included a substantial amount of legal fees incurred in Canada with regards to the work performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the spin-out of the Northern Peruvian Properties. General and administrative costs in Q2 2018 include additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities. These additional payroll costs were added during the second half of 2017, and thus, were not included in the costs for Q2 2017.

Adjusted EBITDA

Adjusted EBITDA(1) of $28.9 million for Q2 2018 increased 64% compared to $17.6 million in Q2 2017. The increase in adjusted EBITDA in Q2 2018 was primarily due to the $14.1 million increase in revenues discussed previously.

Income taxes

The Company recorded current tax expense of $7.5 million for Q2 2018 compared to $6.1 million in Q2 2017 and the increase was the result of the higher taxable income generated in Peru during Q2 2018 compared to Q2 2017.

During Q2 2018, the Company recorded a deferred tax recovery of $0.004 million compared to $4.3 million in Q2 2017. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $12.6 million for Q2 2018 compared to $4.3 million for Q2 2017 and the increase resulted from higher revenues realized during the period. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income (Loss)

OCI for Q2 2018 was $12.6 million compared to OCL of $(1.8) million for the same period in 2017. OCI includes a foreign currency loss of $(0.3) million in Q2 2018 (Q2 2017: $0.4 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at June 30, 2018 and December 31, 2017:

(000's)	June 30, 2018	December 31, 2017
Cash and cash equivalents	$21,804	$23,878
Working capital	$2,896	$(6,784)
Total assets	$355,838	$340,601

Debt (net of financing fees)	$63,343	$64,860
Total liabilities	$152,849	$159,923

Equity attributable to owners of the Company	$173,980	$154,571

Cash and cash equivalents of $21.8 million and working capital of $2.9 million as at June 30, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have decreased by $2.1 million during H1 2018 due to $27.0 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(24.0) million, repayment of loans, credit facilities and interest of $(8.3) million, dividends paid to non-controlling interest shareholders of $(1.6) million. Included in the $27.0 million of operating cash flows were negative changes in non-cash working capital items of $11.1 million due to the increase in trade receivables as at June 30, 2018.

Trade and other receivables includes $6.1 million (December 31, 2017 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $14.0 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2018 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at June 30, 2018.

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	June 30, 2018	December 31, 2017
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$37,760	$40,377
Corona loan with BCP (Corona Operating)(2)	$-	$3,188	$6,309
DBP revolving credit facility with BCP(3)	$15,000	$15,000	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$5,000	$5,000	$-
FIFOMI working capital facility	$7,543	$2,395	$3,174
Total Debt		$63,343	$64,860

Less cash balances		$21,804	$23,878
Net Debt		$41,539	$40,982

(1 – 4) See condensed interim consolidated financial statements as at June 30, 2018 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at June 30, 2018 was an unlimited number of common shares without par value. As at August 10, 2018, the Company had 163.4 million shares issued and outstanding (December 31, 2017 – 162.8 million shares issued and outstanding).

As at June 30, 2018, there were 1,380,085 RSUs outstanding at a weighted average fair value of C$3.01.

As at August 10, 2018 there are 1,380,085 RSU’s outstanding at a weighted average fair value of C$3.01.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Net income (loss)	$12,926	$(2,183)	$24,059	$1,431

Adjusted for:
Depletion and depreciation	7,920	16,544	15,489	33,218
Interest expense and other finance costs	768	859	1,560	1,905
Interest income	(48)	(47)	(80)	(91)
Share-based payments	332	5	782	455
Foreign currency exchange and other provisions	(464)	674	(152)	2,590
Income taxes	7,444	1,768	14,623	3,473
Adjusted EBITDA	$28,878	$17,620	$56,281	$42,981

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Net income (loss) attributable to shareholders	$10,843	$(2,798)	$19,546	$(240)
Non-cash depletion charge on Corona's acquisition	2,793	9,657	5,395	18,824
Deferred tax recovery on Corona's acquisition depletion charge	(947)	(3,280)	(1,827)	(6,381)
Share-based compensation	332	5	782	455
Foreign currency exchange gain	(464)	674	(152)	2,590
Adjusted net income attributable to shareholders	$12,557	$4,258	$23,744	$15,248

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and six months ended June 30, 2018 and 2017:

	Three months ended					Three months ended
	June 30, 2018					June 30, 2017
(In thousand of US dollars, unless stated)	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		22,320	8,781	3,845	34,946	30,014	8,507	2,769	41,290
Reverse: Workers Profit Sharing		(1,314)	-	-	(1,314)	(818)	-	-	(818)
Reverse: D&A/Other adjustments		(4,131)	(2,998)	(854)	(7,983)	(13,200)	(2,700)	(709)	(16,609)
Reverse: Variation in Finished Inventory		275	832	110	1,217	(620)	(723)	58	(1,285)
Total Cash Cost		17,150	6,614	3,102	26,866	15,376	5,084	2,118	22,578
Tonnes Processed		283,450	272,040	46,598	602,088	237,912	192,937	23,956	454,805
Cash Cost per Tonne Processed	US$	60.51	24.31	66.56	44.62	64.63	26.35	88.41	49.64

	Six months ended					Six months ended
	June 30, 2018					June 30, 2017
(In thousand of US dollars, unless stated)	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		46,265	17,123	7,410	70,798	57,766	17,710	6,008	81,484
Reverse: Workers Profit Sharing		(2,828)	-	-	(2,828)	(2,125)	-	-	(2,125)
Reverse: D&A/Other adjustments		(8,676)	(5,162)	(1,650)	(15,488)	(26,115)	(5,023)	(2,001)	(33,139)
Reverse: Variation in Finished Inventory		(502)	1,315	(407)	406	372	(2,843)	(69)	(2,540)
Total Cash Cost		34,259	13,275	5,354	52,888	29,898	9,844	3,938	43,680
Tonnes Processed		554,839	531,415	73,543	1,159,797	489,092	436,911	58,497	984,500
Cash Cost per Tonne Processed	US$	61.75	24.98	72.79	45.60	61.13	22.53	67.32	44.37

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2018 and 2017:

Yauricocha:

YAURICOCHA		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Cash Cost per zinc equivalent payable pound
Total Cash Cost		17,150	15,376	34,259	29,898
Variation in Finished inventory		(275)	620	502	(372)
Total Cash Cost of Sales		16,875	15,996	34,761	29,526
Treatment and Refining Charges		2,113	2,446	4,939	4,501
Selling Costs		1,088	1,096	2,120	2,093
G&A Costs		1,896	1,496	3,747	2,728
Sustaining Capital Expenditures		2,353	4,336	4,237	5,948
All-In Sustaining Cash Costs		24,325	25,370	49,804	44,796
Silver Equivalent Payable Ounces (000's)		2,840	2,326	5,755	4,611
Cost of Sales		18,070	16,523	37,891	31,651
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.36	7.10	6.58	6.86
Cash Cost per Silver Equivalent Payable Ounce	(US$)	5.94	6.88	6.04	6.40
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.57	10.91	8.65	9.72
Copper Equivalent Payable Pounds (000's)		14,893	15,522	30,441	30,851
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.21	1.06	1.24	1.03
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.13	1.03	1.14	0.96
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.63	1.63	1.64	1.45
Zinc Equivalent Payable Pounds (000's)		33,670	33,371	64,966	65,238
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.54	0.50	0.58	0.49
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.50	0.48	0.54	0.45
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.72	0.76	0.77	0.69

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and six months ended June 30, 2018 and 2017:

Bolivar:

BOLIVAR		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Cash Cost per copper equivalent payable pound
Total Cash Cost		6,614	5,084	13,275	9,844
Variation in Finished inventory		(832)	723	(1,315)	2,843
Total Cash Cost of Sales		5,782	5,807	11,960	12,687
Treatment and Refining Charges		1,154	981	2,111	2,524
Selling Costs		842	675	1,495	1,531
G&A Costs		1,073	630	1,929	1,204
Sustaining Capital Expenditures		791	2,579	1,429	4,091
All-In Sustaining Cash Costs		9,642	10,672	18,924	22,037
Silver Equivalent Payable Ounces (000's)		970	614	1,868	1,470
Cost of Sales		7,055	6,690	14,047	13,960
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.27	10.90	7.52	9.50
Cash Cost per Silver Equivalent Payable Ounce	(US$)	5.96	9.46	6.40	8.63
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.94	17.38	10.13	14.99
Copper Equivalent Payable Pounds (000's)		5,087	4,098	9,878	9,840
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.39	1.63	1.42	1.42
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.14	1.42	1.21	1.29
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.90	2.60	1.92	2.24
Zinc Equivalent Payable Pounds (000's)		11,502	8,810	21,144	20,746
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.61	0.76	0.66	0.67
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.50	0.66	0.57	0.61
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.84	1.21	0.89	1.06

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2018 and 2017:

Cusi:

CUSI		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Cash Cost per silver equivalent payable ounce
Total Cash Cost		3,102	2,118	5,354	3,938
Variation in Finished inventory		(110)	(58)	407	69
Total Cash Cost of Sales		2,991	2,060	5,760	4,007
Treatment and Refining Charges		344	1,393	963	1,977
Selling Costs		185	119	328	270
G&A Costs		235	111	423	212
Sustaining Capital Expenditures		920	1,229	1,478	2,535
All-In Sustaining Cash Costs		4,676	4,912	8,953	9,001
Silver Equivalent Payable Ounces (000's)		234	109	385	308
Cost of Sales		1,878	1,469	3,413	3,005
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.03	13.48	8.86	9.76
Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.78	18.90	14.96	13.01
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.98	45.06	23.25	29.22
Copper Equivalent Payable Pounds (000's)		1,229	729	2,035	2,063
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.53	2.02	1.68	1.46
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.43	2.83	2.83	1.94
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.80	6.74	4.40	4.36
Zinc Equivalent Payable Pounds (000's)		2,778	1,568	4,401	4,340
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.68	0.94	0.78	0.69
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.08	1.31	1.31	0.92
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.68	3.13	2.03	2.07

Consolidated:

CONSOLIDATED		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Total Cash Cost of Sales		25,649	23,863	52,482	46,220
All-In Sustaining Cash Costs		38,643	40,954	77,681	75,834
Silver Equivalent Payable Ounces (000's)		4,044	3,049	8,008	6,389
Cost of Sales		27,003	24,682	55,351	48,616
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.68	8.10	6.91	7.61
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.34	7.83	6.55	7.23
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.56	13.43	9.70	11.87
Copper Equivalent Payable Pounds (000's)		21,209	20,349	42,354	42,754
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.27	1.21	1.31	1.14
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.21	1.17	1.24	1.08
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.82	2.01	1.83	1.77
Zinc Equivalent Payable Pounds (000's)		47,950	43,749	90,511	90,324
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.56	0.56	0.61	0.54
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.53	0.55	0.58	0.51
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.81	0.94	0.86	0.84

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

43

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2017 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at June 30, 2018, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

44

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

45

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2019, or later periods:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company is in the process of determining the effect that the adoption of IFRS 16 will have on its consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2018.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at June 30, 2018, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

46

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2018. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at June 30, 2018 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 22, 2018 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

47

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

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